June 23, 2008

Mr. David Fox
Buck-A-Roos
17641 Vanowen Street
Van Nuys, CA 91406

Mr. Greg Perlman
GH Capital LLC
15301 Ventura Blvd.
Building "B", Suite 570
Sherman Oaks, CA 91403

Re: Resignation from Board of Directors

Dear Greg and David,

Please accept my resignation from the Board of Directors effective immediately. I am very involved in a number of other transactions which will consume my energies.

I wish you luck in moving forward with Buck-A-Roos and its affiliates.

Sincerely,

Larry Kosmont